Sunwin International Neutraceuticals, Inc

6 Youpeng Road

Qufu, Shandong, China

May 31, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Riedler, Assistant Director
Gregory S. Belliston, Division of Corporation Finance

Re:	Sunwin International Neutraceuticals, Inc. (the “Company”)
Registration Statement on Form SB-2
File Number 333-142419

Gentlemen:

The undersigned registrant hereby requests acceleration of the effective date of the above-captioned Registration Statement to Tuesday, June 5, 2007 at 9:00 a.m., Eastern Daylight Time, or as soon thereafter as is practicable.

The undersigned registrant acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned also acknowledges to the Staff its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended.

Very truly yours,

SUNWIN INTERNATIONAL NEUTRACEUTICALS, INC.

By:	/s/ Dongdong Lin
Dongdong Lin,
Principal Executive Officer